Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

ANNOUNCEMENT OF THE FOURTH QUARTER 2025

AND FISCAL YEAR 2025 RESULTS

We hereby announce our unaudited financial results for the three months and fiscal year ended December 31, 2025 (“Results”). The Results are available for viewing on the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk and our website at www.baozun.com.

By order of the Board
Baozun Inc.
Vincent Wenbin Qiu
Chairman

Hong Kong, March 25, 2026

As at the date of this announcement, our board of directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Dr. Jun Wang and Ms. Bin Yu as directors, and Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent directors.

*            for identification purposes only

Baozun Announces Fourth Quarter and Fiscal Year 2025 Unaudited Financial Results

SHANGHAI, China, March 25, 2026 – Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) (“Baozun”, the “Company” or the “Group”), a leading brand e-commerce solution provider and digital commerce enabler in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2025.

Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun, commented, “Baozun concluded 2025 with a strong fourth quarter, successfully completing our three-year transformation. BEC has now evolved into a high-quality cash engine. BBM achieved a key milestone by delivering GAP’s first breakeven quarter, showcasing the progress we’ve made in merchandising, brand positioning, and retail productivity. These accomplishments validate our dual-engine strategy. As we embark on the next phase of development, we are committed to scaling our brand management platform, deepening brand partnerships, and driving sustainable long-term growth.”

Ms. Catherine Zhu, Chief Financial Officer of Baozun Inc., commented, “We concluded the fourth quarter with total revenue growing 6% year-over-year and a 91.4% year-over-year increase in adjusted operating profits. Overall, 2025 marks a significant step forward in strengthening Baozun’s financial profile, characterized by modest topline growth and enhanced profitability. Additionally, our annual operating cash flow more than tripled to RMB420.4 million. With a robust, transformed business model and a strong balance sheet, we remain fully committed to delivering sustainable growth in both our top line and bottom line.”

Fourth Quarter 2025 Financial Highlights

•	Total net revenues were RMB3,172.2 million (US$[1]453.6 million), representing an increase of 5.9% compared with RMB2,994.4 million in the same quarter of last year.

•	Income from operations was RMB175.5 million (US$25.1 million), an improvement of 139.8% from RMB73.2 million in the same quarter of last year. Operating margin was 5.5%, improved from 2.4% for the same period of 2024.

•	Non-GAAP income from operations[2] was RMB197.7 million (US$28.3 million), an improvement of 91.4% from RMB103.3 million in the same quarter of last year. Non-GAAP operating margin was 6.2%, improved from 3.5% for the same period of 2024.

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.9931 to US$1.00, the noon buying rate in effect on December 31, 2025 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

[2]	Non-GAAP income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, impairment of goodwill and cancellation fees of repurchased ADSs.

•	Adjusted operating profit of E-Commerce[3] was RMB195.9 million (US$28.0 million), an improvement of 42.5% from RMB137.4 million for the same period of 2024.

•	Adjusted operating profit of Brand Management[3] was RMB1.8 million (US$0.3 million), an improvement of RMB35.9 million from adjusted operating loss of RMB34.2 million for the same period of 2024.

•	Net loss attributable to ordinary shareholders of Baozun was RMB38.0 million (US$5.4 million), compared with net income attributable to ordinary shareholders of Baozun was RMB0.1 million for the same period of 2024.

•	Non-GAAP net income attributable to ordinary shareholders of Baozun[4] was RMB159.6 million (US$22.8 million), an improvement of 249.1% from RMB45.7 million for the same period of 2024.

•	Basic and diluted net loss attributable to ordinary shareholders of Baozun per American Depositary Share (“ADS[5]”) were both RMB0.66 (US$0.09), compared with basic and diluted net income attributable to ordinary shareholders of Baozun per American Depositary Share were both RMB0.00[6] for the same period of 2024.

•	Diluted non-GAAP net income attributable to ordinary shareholders of Baozun per ADS[7] was RMB2.75 (US$0.39), compared with RMB0.77 for the same period of 2024.

•	Cash and cash equivalents, restricted cash, and short-term investments totaled RMB2,795.3 million (US$399.7 million), as of December 31, 2025, compared with RMB2,915.9 million as of December 31, 2024.

[3]	Following the acquisition of Gap Shanghai, the Group updated its operating segment structure resulting in two segments, which were (i) E-Commerce; (ii) Brand Management, for more information, please refer to Supplemental Information.

[4]	Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders of Baozun excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, impairment of goodwill and investments, other-than-temporary impairment of equity method investments, cancellation fees of repurchased ADSs, fair value gain on derivative liabilities, gain on disposal/acquisition of subsidiaries, and unrealized investment loss (gain).

[5]	Each ADS represents three Class A ordinary shares.

[6]	The amount is less than RMB0.01.

[7]	Diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS are non-GAAP financial measures, which is defined as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun divided by weighted average number of shares used in calculating diluted net income (loss) per ordinary share multiplied by three.

Fiscal Year 2025 Financial Highlights

•	Total net revenues were RMB9,945.5 million (US$1,422.2 million), representing an increase of 5.6% compared with RMB9,422.2 million in the fiscal year of 2024.

•	Income from operations was RMB56.6 million (US$8.1 million), compared with loss from operations RMB114.8 million in the fiscal year of 2024. Operating margin was 0.6%, compared with negative 1.2% for the fiscal year of 2024.

•	Non-GAAP income from operations was RMB126.2 million (US$18.0 million), compared with RMB10.6 million for the fiscal year of 2024. Non-GAAP operating margin was 1.3%, compared with 0.1% for the fiscal year of 2024.

•	Adjusted operating profit of E-Commerce was RMB219.3 million (US$31.4 million), an improvement of 22.1% from RMB179.6 million for the fiscal year of 2024.

•	Adjusted operating loss of Brand Management narrowed to RMB93.0 million (US$13.3 million), an improvement of 44.9% from RMB168.8 million for the fiscal year of 2024.

•	Net loss attributable to ordinary shareholders of Baozun was RMB242.1 million (US$34.6 million), compared with RMB185.2 million for the fiscal year of 2024.

•	Non-GAAP net income attributable to ordinary shareholders of Baozun was RMB44.2 million (US$6.3 million), compared with non-GAAP net loss attributable to ordinary shareholders of RMB40.4 million for the fiscal year of 2024.

•	Basic and diluted net loss attributable to ordinary shareholders of Baozun per American Depositary Share (“ADS”) were both RMB4.19 (US$0.60), compared with both RMB3.09 for the fiscal year of 2024.

•	Diluted non-GAAP net income attributable to ordinary shareholders of Baozun per ADS was RMB0.76 (US$0.11), compared with diluted non-GAAP net loss attributable to ordinary shareholders of Baozun per ADS of RMB0.67 for the fiscal year of 2024.

Reconciliations of GAAP measures to non-GAAP measures presented above are included at the end of this results announcement.

Adjusted operating profits (losses) are included in the Segments data of Segment Information.

Business Highlights

Baozun e-Commerce, or “BEC”

BEC encompasses our China e-commerce businesses, including brand store operations, customer services, and value-added services covering warehousing and fulfillment, IT and digital marketing. During the fourth quarter of 2025, total revenue from BEC increased by 2.5% year-over-year, mainly driven by resilient growth in the service fee model. BEC’s product sales remained stable compared with the same period of 2024. BEC’s services revenue grew by 3.1% to RMB1,989.2 million, mainly driven by a 19.0% revenue growth in Digital Marketing and IT solutions.

Baozun Brand Management, or “BBM”

BBM provides holistic brand management, encompassing strategic and tactical positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology enablement. We aim to leverage our portfolio of technologies to build longer and deeper relationships with brands. During the fourth quarter of 2025, total revenue from BBM increased by 24.0% year-over-year to RMB663.8 million. We have 177 offline stores under our management at the end of the fourth quarter of 2025.

Fourth Quarter 2025 Financial Results

Total net revenues were RMB3,172.2 million (US$453.6 million), an increase of 5.9% from RMB2,994.4 million in the same quarter of last year. The increase in total net revenues was driven by revenue growth in both the Company’s BEC and BBM business lines.

Total product sales revenue was RMB1,237.8 million (US$177.0 million), an increase of 11.9% compared with RMB1,106.0 million in the same quarter of last year, of which,

•	Product sales revenue of E-Commerce was RMB574.5 million (US$82.2 million), a slight increase from RMB571.7 million in the same quarter of last year.

The following table sets forth a breakdown of product sales revenues of E-Commerce by key categories8 for the periods indicated:

	For the three months ended December 31,
	2024			2025
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change
	(In millions, except for percentage)
Product Sales of E-Commerce
Appliances	220.5	7%	183.2	26.2	6%	-17%
Beauty and cosmetics	130.7	4%	136.9	19.6	4%	5%
Home and Furnishing	84.6	3%	80.1	11.5	3%	-5%
Health and Nutrition	20.8	1%	61.9	8.9	2%	198%
Others	115.1	4%	112.4	16.0	3%	-2%

Total net revenues from product sales of E-Commerce	571.7	19	574.5	82.2	18%	0%

•	Product sales revenue of Brand Management was RMB663.7 million (US$94.9 million), an increase of 24.2% from RMB534.6 million in the same quarter of last year. The increase was primarily driven by higher sales from the Gap brand, as the Company continued to optimize merchandising plans, channels and marketing initiatives to boost sales.

Services revenue was RMB1,934.4 million (US$276.6 million), an increase of 2.4% from RMB1,888.5 million in the same quarter of last year. The increase was primarily attributable to a 19.0% year-over-year growth in digital marketing and IT solutions, driven by content creation and technology monetization.

The following table sets forth a breakdown of services revenue by business models for the periods indicated:

	For the three months ended December 31,
	2024			2025
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change
	(In millions, except for percentage)
Services revenue
Online store operations	594.8	20%	603.7	86.3	19%	2%
Warehousing and fulfillment	705.7	24%	635.3	90.8	20%	-10%
Digital marketing and IT solutions	630.5	20%	750.2	107.3	24%	19%
Inter-segment eliminations[9]	(42.5)	-1%	(54.8)	(7.8)	-2%	29%

Total net revenues from services	1,888.5	63%	1,934.4	276.6	61%	2%

[8]	Key categories refer to the categories that accounted for no less than 10% of product sales of BEC during the periods indicated.
[9]	The inter-segment eliminations mainly consist of revenues from online store operations, digital marketing and IT services provided by E-Commerce to Gap, a brand under Brand Management.

Breakdown of total net revenues of online store operations of services revenue by key categories10 for the periods indicated:

	For the three months ended December 31,
	2024			2025
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change
	(In millions, except for percentage)
Online store operations in Services revenue
Apparel and accessories	472.0	15%	497.0	71.1	16%	5%
Luxury	126.9	4%	159.5	22.8	5%	26%
Sportswear	157.6	5%	150.6	21.5	5%	-4%
Other apparel	187.5	6%	186.9	26.8	6%	0%
Others	122.8	4%	106.7	15.2	3%	-13%
Inter-segment eliminations[11]	(14.6)	0%	(24.2)	(3.5)	-1%	66%

Total net revenues from online store operations in services	580.2	19%	579.5	82.8	18%	0%

Total operating expenses were RMB2,996.7 million (US$428.5 million), compared with RMB2,921.2 million in the same quarter of last year.

•	Cost of products was RMB786.4 million (US$112.4 million), compared with RMB773.9 million in the same quarter of last year. The increase was primarily driven by growth in sales volume, partially offset by cost reductions resulting from efficiency improvements.

•	Fulfillment expenses were RMB683.4 million (US$97.7 million), compared with RMB768.9 million in the same quarter of last year. The decrease was primarily due to a decline in E-commerce warehouse and logistics revenue, along with the Company’s cost control initiatives and efficiency improvements.

•	Sales and marketing expenses were RMB1,222.4 million (US$174.8 million), compared with RMB1,041.4 million in the same quarter of last year. The increase was mainly due to higher revenue contributions from digital marketing services for BEC, as well as increased expenses associated with the expansion of offline stores and marketing activities for BBM during the quarter.

•	Technology and content expenses were RMB116.9 million (US$16.7 million), compared with RMB146.6 million in the same quarter of last year. The decrease was mainly attributable to the company’s continued efforts to implement cost control and efficiency improvement initiatives.

[10]	Key categories refer to the categories that accounted for no less than 10% of services revenue during the periods indicated.

[11]	The inter-segment eliminations mainly consist of revenues from store operation services provided by E-Commerce to Gap, a brand under Brand Management.

•	General and administrative expenses were RMB187.9 million (US$26.9 million), compared with RMB191.8 million in the same quarter of last year. The general and administrative expenses remained stable compared with the same period of last year due to the company’s continued efforts to implement cost control and efficiency improvement initiatives.

Income from operations was RMB175.5 million (US$25.1 million), an increase of 139.3% compared with RMB73.2 million in the same quarter of last year. The operating margin was 5.5%, an improvement from 2.4% in the same quarter of last year.

Non-GAAP income from operations was RMB197.7 million (US$28.3 million), an increase of 91.4% compared with RMB103.3 million in the same quarter of last year. Non-GAAP operating margin was 6.2%, an improvement from 3.5% in the same quarter of last year.

•	Adjusted operating profit of E-Commerce was RMB195.9 million (US$28.0 million), an improvement of 42.5% from RMB137.4 million in the same quarter of last year.

•	Adjusted operating profit of Brand Management was RMB1.8 million (US$0.3 million), significant improvement from adjusted operating loss of RMB34.2 million in the same quarter of last year.

Unrealized investment loss was RMB4.4 million (US$0.6 million), compared with an unrealized investment gain of RMB20.9 million in the same quarter of last year. The unrealized investment loss of this quarter was primarily due to the decrease in the trading price of publicly listed companies we invested in.

Impairment loss of investments was RMB213.4 million (US$30.5 million), compared with RMB14.4 million in the same quarter of last year. The impairment loss of investments during the period was primarily associated with impairment losses of RMB151.6 million related to previous debt investments in the e-commerce business, and impairment provisions of RMB61.8 million for certain equity investments.

Fair value change on financial instruments was a gain of RMB4.9 million (US$0.7 million), compared with RMB17.7 million in the same quarter of last year. The fair value change on financial instruments is mainly comprised of the gain recognized from the financial instruments the Company invested in.

Exchange loss was RMB3.6 million (US$0.5 million), due to exchange rate fluctuation in the quarter ended December 31, 2025, compared to RMB11.5 million in the same quarter last year.

Net loss attributable to ordinary shareholders of Baozun was RMB38.0 million (US$5.4 million), compared with net income attributable to ordinary shareholders of Baozun RMB0.1 million in the same quarter of last year.

Basic and diluted net loss attributable to ordinary shareholders of Baozun per ADS were both RMB0.66 (US$0.09), compared with basic and diluted net income attributable to ordinary shareholders of Baozun per American Depositary Share were both RMB0.0012 for the same period of 2024.

[12]	The amount is less than RMB0.01.

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. was RMB159.6 million (US$22.8 million), an improvement of 249.1% from RMB45.7 million for the same period of 2024.

Diluted non-GAAP net income attributable to ordinary shareholders of Baozun per ADS was RMB2.75 (US$0.39), compared with RMB0.77 for the same period of 2024.

Fiscal Year 2025 Financial Results

Total net revenues were RMB9,945.5 million (US$1,422.2 million), an increase of 5.6% from RMB9,422.2 million in fiscal year 2024. The increase in total net revenues was driven by revenue growth in both the Company’s E-Commerce and BBM business lines.

Total product sales revenue was RMB3,849.6 million (US$550.5 million), an increase of 11.0% compared with RMB3,466.9 million in the fiscal year of 2024, of which,

•	Product sales revenue of E-Commerce was RMB2,009.8 million (US$287.4 million), compared with RMB1,999.6 million in the fiscal year of 2024.

The following table sets forth a breakdown of product sales revenues of E-Commerce by key categories for the years indicated:

	For the fiscal year ended December 31,
	2024			2025
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change
	(In millions, except for percentage)
Product Sales of E-Commerce
Appliances	852.5	9%	671.6	96.0	7%	-12%
Beauty and cosmetics	397.3	4%	501.0	71.6	5%	26%
Home and Furnishing	201.9	2%	230.1	32.9	2%	14%
Health and Nutrition	208.7	2%	220.9	31.6	2%	6%
Others	339.2	4%	386.2	55.3	4%	14%

Total net revenues from product sales of E-Commerce	1,999.6	21%	2,009.8	287.4	20%	1%

•	Product sales revenue of Brand Management was RMB1,841.6 million (US$263.4 million), an increase of 25.3% from RMB1,469.6 million in the fiscal year of 2024. The increase was primarily driven by higher sales from the Gap brand, as the Company continued to optimize merchandising plans, channels and marketing initiatives to boost sales.

Services revenue was RMB6,095.9 million (US$871.7 million), an increase of 2.4% from RMB5,955.3 million in the fiscal year of 2024. The increase was primarily attributable to an 8.3% year-over-year growth in online store operations, together with a 8.5% year-over-year growth in digital marketing and IT solutions, driven by content creation and technology monetization.

The following table sets forth a breakdown of services revenue by business models for the years indicated:

	For the fiscal year ended December 31,
	2024			2025
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change
	(In millions, except for percentage)
Services revenue
Online store operations	1,765.4	19%	1,912.0	273.4	19%	8%
Warehousing and fulfillment	2,189.2	22%	2,051.7	293.4	21%	-6%
Digital marketing and IT solutions	2,120.9	23%	2,301.5	329.1	23%	9%
Inter-segment eliminations[13]	(120.2)	-1%	(169.3)	(24.2)	-2%	41%

Total net revenues from services	5,955.3	63%	6,095.9	871.7	61%	2%

Breakdown of total net revenues of online store operations of services revenue by key categories for the years indicated:

	For the fiscal year ended December 31,
	2024			2025
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change
	(In millions, except for percentage)
Online store operations in Services revenue
Apparel and accessories	1,342.7	14%	1,495.3	213.8	15%	11%
Luxury	407.0	4%	464.9	66.5	5%	14%
Sportswear	487.1	5%	501.4	71.7	5%	3%
Other apparel	448.6	5%	529.0	75.6	5%	18%
Others	422.7	4%	416.7	59.6	5%	-1%
Inter-segment eliminations[14]	(55.2)	-1%	(64.9)	(9.3)	-1%	18%

Total net revenues from online store operations in services	1,710.2	17%	1,847.1	264.1	19%	8%

Total operating expenses were RMB9,888.9 million (US$1,414.1 million), compared with RMB9,537.1 million in the fiscal year of 2024.

•	Cost of products was RMB2,576.0 million (US$368.4 million), compared with RMB2,473.8 million in the fiscal year of 2024. The increase was primarily due to an increase in product sales volume.

[13]	The inter-segment eliminations mainly consist of revenues from online store operations, digital marketing and IT services provided by E-Commerce to Gap, a brand under Brand Management.

[14]	The inter-segment eliminations mainly consist of revenues from store operation services provided by E-Commerce to Gap, a brand under Brand Management.

•	Fulfillment expenses were RMB2,309.8 million (US$330.3 million), compared with RMB2,461.6 million in the fiscal year of 2024. The decrease was primarily due to a decline in E-commerce warehouse and logistics revenue, along with the Company’s cost control initiatives and efficiency improvements.

•	Sales and marketing expenses were RMB3,847.2 million (US$550.1 million), compared with RMB3,380.7 million in the fiscal year of 2024. The increase was mainly due to higher revenue contributions from digital marketing services for BEC, as well as increased expenses associated with the expansion of offline stores and increased marketing activities for BBM during the year.

•	Technology and content expenses were RMB463.2 million (US$66.2 million), compared with RMB550.3 million in the fiscal year of 2024. The decrease was mainly due to the company’s continued efforts to implement cost control and efficiency improvement initiatives.

•	General and administrative expenses were RMB751.6 million (US$107.5 million), compared with RMB719.2 million in the fiscal year of 2024. The increase was primarily due to a write-down of account receivable totaling RMB53.3 million in the second quarter of 2025, partially offset by the company’s continued efforts to implement cost control and efficiency improvement initiatives.

Income from operations was RMB56.6 million (US$8.1 million), significantly improved compared with loss from operations of RMB114.8 million in the fiscal year of 2024. Operating margin was 0.6%, compared with negative 1.2% for the fiscal year of 2024.

Non-GAAP income from operations RMB126.2 million (US$18.0 million), compared with RMB10.6 million for the fiscal year of 2024. Non-GAAP operating margin was 1.3%, compared with 0.1% for the fiscal year of 2024.

•	Adjusted operating profit of E-Commerce was RMB219.3 million (US$31.4 million), an improvement of 22.1% from RMB179.6 million for the fiscal year of 2024.

•	Adjusted operating loss of Brand Management narrowed to RMB93.0 million (US$13.3 million), an improvement of 44.9% from RMB168.8 million for the fiscal year of 2024.

Unrealized investment loss was RMB16.6 million (US$2.4 million), compared with an unrealized investment gain of RMB4.9 million in the fiscal year of 2024. The unrealized investment loss of this year was primarily due to the decrease in the trading price of publicly listed companies we invested in.

Loss on disposal of subsidiaries was RMB36.3 million (US$5.2 million), compared with nil in the fiscal year of 2024. The loss was primarily due to the Company’s disposal of subsidiaries following a strategic adjustment in the third quarter of 2025.

Impairment loss of investments was RMB213.4 million (US$30.5 million), compared with RMB14.4 million in the fiscal year of 2024. The increase of impairment loss of investments was primarily associated with impairment losses of RMB151.6 million related to a previous debt investments in the e-commerce business, and impairment provisions of RMB61.8 million for certain equity investments during the fourth quarter of 2025.

Fair value change on financial instruments was a loss of RMB1.9 million (US$0.3 million), compared with a gain of RMB11.8 million in the fiscal year of 2024. The fair value loss on financial instruments this year was mainly due to loss recognized in connection with equity contracts with a holder of non-controlling interest while the gain recognized from the financial instruments the Company invested last year.

Exchange loss was RMB3.7 million (US$0.5 million), due to exchange rate fluctuation in the year ended December 31, 2025, compared to RMB10.2 million last year.

Net loss attributable to ordinary shareholders of Baozun was RMB242.1 million (US$34.6 million), compared with RMB185.2 million for the fiscal year of 2024.

Basic and diluted net loss attributable to ordinary shareholders of Baozun per ADS were both RMB4.19 (US$0.60), compared with both RMB3.09 for the fiscal year of 2024.

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. was RMB44.2 million (US$6.3 million), compared with non-GAAP net loss attributable to ordinary shareholders of RMB40.4 million for the fiscal year of 2024.

Diluted non-GAAP net income attributable to ordinary shareholders of Baozun per ADS was RMB0.76 (US$0.11), compared with diluted non-GAAP net loss attributable to ordinary shareholders of Baozun per ADS of RMB0.67 for the fiscal year of 2024.

Segment Information

(a)	Description of segments

The Group has two operating segments, which are (i) E-Commerce and (ii) Brand Management.

The following summary describes the operations in each of the Group’s operating segment:

(i)	E-Commerce focuses on Baozun traditional e-commerce service business and comprises two business lines, BEC (Baozun E-Commerce) and BZI (Baozun International).

a>	BEC includes our mainland China e-commerce businesses, such as brands’ store operations, customer services and value-added services in logistics and supply chain management, IT and digital marketing.

b>	BZI includes our e-commerce businesses outside of mainland China, including locations such as Hong Kong, Macau, Taiwan and South East Asia.

(ii)	Brand Management engages in holistic brand management, encompassing strategic and tactical positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics and technology enablement to leverage our portfolio of technologies to build into longer and deeper relationships with brands. The primary brand under the Company’s brand management is Gap in Greater China.

(b)	Segments data

The table below provides a summary of the Group’s reportable segment results for the three months ended December 31, 2024 and 2025:

	For the three months ended December 31,
	2024	2025
	RMB	RMB
Net revenues:
E-Commerce	2,501,781	2,563,726
Brand Management	535,475	663,756
Inter-segment eliminations *	(42,811)	(55,254)

Total consolidated net revenues	2,994,445	3,172,228

Adjusted Operating Profits (Losses) **:
E-Commerce	137,433	195,910
Brand Management	(34,157)	1,765
Inter-segment eliminations *	41	28

Total Adjusted Operating Profits	103,317	197,703

Unallocated expenses:
Share-based compensation expenses	(15,171)	3,776
Amortization of intangible assets resulting from business acquisition	(7,901)	(7,544)
Cancellation fees of repurchased ADSs	(101)	–
Impairment of goodwill	(6,934)	(18,395)
Total other income (expenses), net	21,315	(203,989)

Profit (loss) before income tax and share of income (loss) in equity method investment	94,525	(28,449)

The table below provides a summary of the Group’s reportable segment results for the fiscal years of 2024 and 2025:

	For the fiscal year ended December 31,
	2024	2025
	RMB	RMB
Net revenues:
E-Commerce	8,070,271	8,271,229
Brand Management	1,474,351	1,845,418
Inter-segment eliminations *	(122,393)	(171,164)

Total consolidated net revenues	9,422,229	9,945,483

Adjusted Operating Profits (Losses) **:
E-Commerce	179,622	219,320
Brand Management	(168,767)	(93,028)
Inter-segment eliminations *	(210)	(133)

Total Adjusted Operating Profits (Losses)	10,645	126,159

Unallocated expenses:
Share-based compensation expenses	(81,601)	(19,931)
Amortization of intangible assets resulting from business acquisition	(36,257)	(31,128)
Cancellation fees of repurchased ADSs	(678)	(150)
Impairment of goodwill	(6,934)	(18,395)
Total other income (expenses), net	21,838	(257,318)

Loss before income tax and share of income (loss) in equity method investment	(92,987)	(200,763)

*	The inter-segment eliminations mainly consist of revenues from services provided by E-Commerce to Brand Management.

**	Adjusted Operating (Losses) Profits represent segment (losses) profits, which is (loss) income from operations from each segment without allocating share-based compensation expenses and amortization of intangible assets resulting from business acquisition, cancellation fees of repurchased ADSs and impairment of goodwill.

Business Outlook

As the Company continues to advance its strategic business model transition, it is working toward a 2028 annual non-GAAP operating profit target of at least RMB550 million. The Company currently believes that progress toward this target could be driven primarily by margin expansion in BEC, increased scale and operating leverage in BBM, and deeper strategic synergies between BEC and BBM. This target is based on the Company’s current expectations, assumptions and business outlook, and is subject to significant risks and uncertainties that may cause actual results to differ materially.

Conference Call

The Company will host a conference call to discuss the earnings at 7:30 a.m. Eastern Time on Wednesday, March 25, 2026 (7:30 p.m. Beijing time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	800-963-976
Singapore:	800-120-5863
Mainland China:	4001-206-115
International:	1-412-317-6061
Passcode:	7324098

A replay of the conference call may be accessible through April 1, 2026 by dialing the following numbers:

United States:	1-855-669-9658
International:	1-412-317-0088
Replay Access Code:	5635844

A live webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com. An archived webcast will be available through the same link following the call.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS, as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, impairment of goodwill and cancelation fees of repurchased. The Company defines non-GAAP net income (loss) as net (loss) income excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, impairment of goodwill and investments, other-than-temporary impairment of equity method investments, cancellation fees of repurchased ADSs, fair value gain on derivative liabilities, loss (gain) on disposal/acquisition of subsidiaries, and unrealized investment loss (gain). The Company defines non-GAAP net income (loss) attributable to ordinary shareholders of Baozun as net income (loss) attributable to ordinary shareholders of Baozun excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, impairment of goodwill and investments, other-than-temporary impairment of equity method investments, cancellation fees of repurchased ADSs, fair value gain on derivative liabilities, loss (gain) on disposal/acquisition of subsidiaries, and unrealized investment loss (gain). The Company defines diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun, and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS for the period should not be considered in isolation from or as an alternative to income (loss) from operations, operating margin, net income (loss), net margin, net income (loss) attributable to ordinary shareholders of Baozun and net income (loss) attributable to ordinary shareholders of Baozun per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continues,” “ongoing,” “targets,” “guidance,” “going forward,” “looking forward,” “outlook” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Baozun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to Baozun’s filings with the United States Securities and Exchange Commission and its announcements, notices or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this announcement is as of the date hereof and is based on assumptions that Baozun believes to be reasonable as of this date, and Baozun undertakes no obligation to update such information, except as required under applicable law.

About Baozun Inc.

Founded in 2007, Baozun Inc. is a leader in brand e-commerce service, brand management, and digital commerce service. Baozun Inc. comprises three major business lines – Baozun e-Commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI) and is committed to accelerating high-quality and sustainable growth. Driven by the principle that “Technology Empowers the Future Success”, Baozun’s business lines are devoted to empowering their clients’ business and navigating their new phase of development.

For more information, please visit http://ir.baozun.com.

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

Email: ir@baozun.com

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,289,323	907,335	129,747
Restricted cash	354,991	140,959	20,157
Short-term investments	1,271,618	1,747,032	249,822
Accounts receivable, net	2,033,778	2,173,163	310,758
Inventories	1,117,439	879,421	125,756
Advances to suppliers	404,353	366,671	52,433
Derivative financial assets	11,557	6,342	907
Prepayments and other current assets	724,091	575,984	82,365
Amounts due from related parties	7,021	6,235	892

Total current assets	7,214,171	6,803,142	972,837

Non-current assets
Long-term debt investments (including RMB144,873 of the investments measured at fair value as of December 31, 2025)	–	232,213	33,206
Long-term equity investments	341,687	256,406	36,666
Property and equipment, net	822,229	758,703	108,493
Intangible assets, net	357,307	322,924	46,178
Land use right, net	37,438	36,413	5,207
Operating lease right-of-use assets	767,376	651,660	93,186
Goodwill	362,399	274,326	39,228
Other non-current assets	69,886	71,075	10,164
Deferred tax assets	234,508	284,254	40,647

Total non-current assets	2,992,830	2,887,974	412,975

Total assets	10,207,001	9,691,116	1,385,812

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loan	1,220,957	1,207,773	172,709
Accounts payable	620,679	466,081	66,649
Notes payable	461,179	335,171	47,929
Income tax payables	26,559	35,506	5,077
Accrued expenses and other current liabilities	1,169,547	1,359,389	194,394
Derivative liabilities	130	–	–
Amounts due to related parties	5,369	1,532	219
Current operating lease liabilities	243,137	239,712	34,278

Total current liabilities	3,747,557	3,645,164	521,255

Non-current liabilities
Deferred tax liabilities	32,783	22,981	3,286
Long-term operating lease liabilities	597,805	489,598	70,012
Other non-current liabilities	48,277	41,781	5,975

Total non-current liabilities	678,865	554,360	79,273

Total liabilities	4,426,422	4,199,524	600,528

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$
Redeemable non-controlling interests	1,670,379	57,619	8,239

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 175,668,586 and 174,284,503 shares issued, and 161,337,586 and 161,015,878 shares outstanding, as of December 31, 2024, and 2025, respectively)	95	93	13
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2024 and 2025)	8	8	1
Additional paid-in capital	4,646,631	4,639,555	663,448
Treasury shares (14,331,000 and 13,268,625 shares as of December 31, 2024 and 2025, respectively)	(95,502)	(90,643)	(12,962)
Accumulated deficit	(691,785)	(933,885)	(133,546)
Accumulated other comprehensive income	54,575	27,491	3,931

Total Baozun Inc. shareholders’ equity	3,914,022	3,642,619	520,885

Non-controlling interests	196,178	1,791,354	256,160

Total Shareholders’ equity	4,110,200	5,433,973	777,045

Total liabilities, redeemable non-controlling interests and shareholders’ equity	10,207,001	9,691,116	1,385,812

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data and per ADS data)

	For the three months ended December 31,			For the year ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Product sales(1)	1,105,971	1,237,837	177,008	3,466,928	3,849,559	550,480
Services	1,888,474	1,934,391	276,614	5,955,301	6,095,924	871,706

Total net revenues	2,994,445	3,172,228	453,622	9,422,229	9,945,483	1,422,186

Operating expenses(2)
Cost of products	(773,887)	(786,370)	(112,449)	(2,473,804)	(2,576,012)	(368,365)
Fulfillment(3)	(768,863)	(683,371)	(97,721)	(2,461,591)	(2,309,755)	(330,291)
Sales and marketing(3)	(1,041,421)	(1,222,445)	(174,807)	(3,380,724)	(3,847,237)	(550,148)
Technology and content(3)	(146,589)	(116,923)	(16,720)	(550,289)	(463,206)	(66,238)
General and administrative(3)	(191,822)	(187,901)	(26,869)	(719,157)	(751,627)	(107,481)
Other operating income, net	8,281	18,717	2,676	55,445	77,304	11,054
Impairment of goodwill	(6,934)	(18,395)	(2,630)	(6,934)	(18,395)	(2,630)

Total operating expenses	(2,921,235)	(2,996,688)	(428,520)	(9,537,054)	(9,888,928)	(1,414,099)

Income (loss) from operations	73,210	175,540	25,102	(114,825)	56,555	8,087

Other income (expenses)
Interest income	18,298	23,029	3,293	68,752	58,556	8,373
Interest expense	(9,619)	(10,455)	(1,495)	(38,987)	(44,572)	(6,374)
Unrealized investment gain (loss)	20,851	(4,448)	(637)	4,851	(16,574)	(2,370)
Gain on disposal of investments	–	–	–	–	562	80
Loss on disposal of subsidiaries	–	–	–	–	(36,262)	(5,185)
Impairment loss of investments	(14,403)	(213,406)	(30,517)	(14,403)	(213,406)	(30,517)
Exchange loss	(11,466)	(3,592)	(514)	(10,213)	(3,718)	(532)
Fair value change on financial instruments(4)	17,654	4,883	698	11,838	(1,904)	(272)

Gain (loss) before income tax	94,525	(28,449)	(4,070)	(92,987)	(200,763)	(28,710)
Income tax expense(5)	(28,443)	10,028	1,434	(20,739)	(9,907)	(1,417)
Share of (loss) income in equity method investment, net of tax of nil)	(23,930)	6,277	898	(24,658)	11,090	1,586

Net income (loss)	42,152	(12,144)	(1,738)	(138,384)	(199,580)	(28,541)
Net (income) loss attributable to noncontrolling interests	(18,253)	(24,375)	(3,486)	1,990	(23,374)	(3,342)
Net income attributable to redeemable noncontrolling interests	(23,770)	(1,438)	(206)	(48,804)	(19,146)	(2,738)

Net income (loss) attributable to ordinary shareholders of Baozun Inc.	129	(37,957)	(5,430)	(185,198)	(242,100)	(34,621)

	For the three months ended December 31,				For the year ended December 31,
	2024		2025		2024	2025
	RMB		RMB	US$	RMB	RMB	US$
Net income (loss) per share attributable to ordinary shareholders of Baozun Inc.:
Basic	0.00	*	(0.22)	(0.03)	(1.03)	(1.40)	(0.20)
Diluted	0.00	*	(0.22)	(0.03)	(1.03)	(1.40)	(0.20)
Net income (loss) per ADS attributable to ordinary shareholders of Baozun Inc.:
Basic	0.00	*	(0.66)	(0.09)	(3.09)	(4.19)	(0.60)
Diluted	0.00	*	(0.66)	(0.09)	(3.09)	(4.19)	(0.60)
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	176,942,201		173,810,273	173,810,273	179,678,986	173,480,754	173,480,754
Diluted	178,685,466		173,810,273	173,810,273	179,678,986	173,480,754	173,480,754

Net income (loss)	42,152		(12,144)	(1,738)	(138,384)	(199,580)	(28,541)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	24,732		(14,131)	(2,021)	22,324	(12,706)	(3,071)

Comprehensive income (loss)	66,884		(26,275)	(3,759)	(116,060)	(212,286)	(31,612)

*	The amounts are less than 0.01.

(1)	These amounts include product sales from E-Commerce and Brand Management of RMB574.5 million and RMB663.7 million for the three months period ended December 31, 2025, respectively, compared with product sales from E-Commerce of RMB571.7 million and Brand Management of RMB534.6 million for the three months period ended December 31, 2024.

These amounts also include product sales from E-Commerce and Brand Management of RMB2,009.8 million and RMB1,841.6 million for the fiscal year ended December 31, 2025, respectively, compared with product sales from E-Commerce of RMB1,999.6 million and Brand Management of RMB1,469.6 million for the fiscal year ended December 31, 2024.

(2)	Share-based compensation expenses are allocated in operating expenses items as follows:

	For the three months ended December 31,			For the year ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Fulfillment	732	182	26	4,885	1,011	145
Sales and marketing	3,075	491	70	19,943	3,661	524
Technology and content	2,077	329	47	11,290	2,006	287
General and administrative	9,287	(4,778)	(683)	45,483	13,253	1,894
	15,171	(3,776)	(540)	81,601	19,931	2,850

(3)	These amounts include amortization of intangible assets resulting from business acquisition, which amounted to RMB7.9 million and RMB7.5 million for the three months period ended December 31, 2024 and 2025, respectively.

These amounts also include amortization of intangible assets resulting from business acquisition, which amounted to RMB36.3 million and RMB31.1 million for the fiscal year ended December 31, 2024 and 2025, respectively.

(4)	These amounts include RMB7.7 million fair value loss on financial instruments in relation to the previous year’s business acquisition for the fiscal year ended December 31, 2025.

(5)	These amounts include income tax benefits of RMB1.8 million and RMB38.2 million related to the reversal of deferred tax liabilities recognized on business acquisition and the recognition of deferred tax assets related to the impairment of investments, for the three months period ended December 31, 2024 and 2025, respectively.

These amounts also include income tax benefits of RMB7.6 million and RMB44.2 million related to the reversal of deferred tax liabilities recognized on business acquisition and the recognition of deferred tax assets related to the impairment of investments, for the fiscal year ended December 31, 2024 and 2025, respectively.

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per ADS data)

	For the three months ended December 31,			For the year ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Income (loss) from operations	73,210	175,540	25,102	(114,825)	56,555	8,087
Add: Share-based compensation expenses	15,171	(3,776)	(540)	81,601	19,931	2,850
Amortization of intangible assets resulting from business acquisition	7,901	7,544	1,078	36,257	31,128	4,451
Impairment of goodwill	6,934	18,395	2,630	6,934	18,395	2,630
Cancellation fees of repurchased ADSs	101	–	–	678	150	21
Non-GAAP income from operations	103,317	197,703	28,270	10,645	126,159	18,039

Net income (loss)	42,152	(12,144)	(1,738)	(138,384)	(199,580)	(28,541)
Add: Share-based compensation expenses	15,171	(3,776)	(540)	81,601	19,931	2,850
Amortization of intangible assets resulting from business acquisition	7,901	7,544	1,078	36,257	31,128	4,451
Impairment of goodwill and investments	21,337	231,801	33,147	21,337	231,801	33,147
Other-than-temporary impairment of equity method investments	26,115	–	–	26,115	–	–
Cancellation fees of repurchased ADSs	101	–	–	678	150	21
Fair value loss on financial instruments	–	–	–	–	7,654	1,095
Loss on disposal of subsidiaries	–	–	–	–	35,700	5,105
Unrealized investment (gain) loss	(20,851)	4,448	637	(4,851)	16,574	2,370
Less: Tax effect of amortization of intangible assets resulting from business acquisition, loss on disposal of subsidiaries and impairment of investments(1)	(1,802)	(38,224)	(5,466)	(7,611)	(44,227)	(6,324)
Non-GAAP net income	90,124	189,649	27,118	15,142	99,131	14,174

	For the three months ended December 31,			For the year ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net income (loss) attributable to ordinary shareholders of Baozun Inc.	129	(37,957)	(5,430)	(185,198)	(242,100)	(34,621)
Add: Share-based compensation expenses	15,171	(3,776)	(540)	81,601	19,931	2,850
Amortization of intangible assets resulting from business acquisition	5,528	5,182	741	25,776	21,651	3,096
Impairment of goodwill and investments	20,742	229,359	32,797	20,742	229,359	32,797
Other-than-temporary impairment of equity method investments	26,115	–	–	26,115	–	–
Cancellation fees of repurchased ADSs	101	–	–	678	150	21
Fair value loss on financial instruments	–	–	–	–	4,822	690
Loss on disposal of subsidiaries	–	–	–	–	35,700	5,105
Unrealized investment (gain) loss	(20,851)	4,448	637	(4,851)	16,574	2,370
Less: Tax effect of amortization of intangible assets resulting from business acquisition, loss on disposal of subsidiaries and impairment of investments(1)	(1,209)	(37,634)	(5,382)	(5,234)	(41,858)	(5,986)
Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc.	45,726	159,622	22,823	(40,371)	44,229	6,322

Diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS:	0.77	2.75	0.39	(0.67)	0.76	0.11

Weighted average shares used in calculating diluted net income (loss) per ordinary share	178,685,466	173,898,014	173,898,014	179,678,986	173,601,782	173,601,782

(1)	The Company evaluated the non-GAAP adjustments items and concluded that these items have immaterial income tax effects except for amortization of intangible assets resulting from business acquisition and loss on disposal of subsidiaries and impairment of investments.